SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               Nutra Pharma Corp.
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   67060U 10 9
       ------------------------------------------------------------------
                                 (CUSIP Number)

                                   Rik Deitsch
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 13, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP No.  67060U 10 9

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1)    Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons
      (entities only):

      Rik Deitsch       No Employer ID No.
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2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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3)    SEC Use Only


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4)    Sources of Funds (See Instructions):

      OO Services Rendered
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5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d)or 2(e)                                                      |_|

      None
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6)    Citizenship or Place of Organization:

      Rik Deitsch, the reporting person, is a United States Citizen.
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Number of           (7)    Sole Voting Power:
Shares
Beneficially               54,500,000
Owned by            ------------------------------------------------------------
Each                (8)    Shared Voting Power
Reporting
Person                     0
With                ------------------------------------------------------------
                    (9)    Sole Dispositive Power:

                           54,500,000
                    ------------------------------------------------------------
                    (10)   Shared Dispositive Power

                           0
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11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

      54,500,000
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12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          |_|

      Not Applicable
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13)   Percent of Class Represented by Amount in Row (11):

      33.8%
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14)   Type of Reporting Person (See Instructions):

      IN
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

Item 1.    Security and Issuer

This statement relates to the common stock, $0.0001 par value of the Registrant, Nutra Pharma Corp. ("Nutra Pharma" or "the Registrant"). The principal executive offices of the Registrant are presently located at 791 Park of Commerce Blvd., Suite 300, Boca Raton, Florida 33487

Item 2.    Identity and Background

      (a) This statement is filed by Rik Deitsch, the Chief Executive Officer/Chairman of the Board of Nutra Pharma.

      (b)Business Address: 791 Park of Commerce Blvd., Suite 300, Boca Raton, Florida 33487

      (c)Present Occupation/Principal Business/Address: Chief Executive Officer/Chairman of the Board of Nutra Pharma Corp., 791 Park of Commerce Blvd., Suite 300, Boca Raton, Florida 33487

      (d) During the last five (5) years, Rik Deitsch has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five (5) years, Rik Deitsch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      (f) Citizenship: United States Citizen

Item 3.    Source and Amount of Funds or Other Consideration

On March 13, 2008, Nutra Pharma's Board of Directors authorized the issuance of 5,000,000 shares of its common stock to Rik Deitsch, its Chief Executive Officer and Chairman of the Board, in exchange for services rendered by Mr. Deitsche. There was no cash consideration paid in the transaction.

On March 14, 2008, Nutra Pharma's Board of Directors accepted and approved the issuance of 48,000,000 shares of its common stock to Rik Deitsch, in exchange for the discharge of $1,200,000 owed by Nutra Pharma to Rik Deitsch representing loans made by Rik Deitsch to Nutra Pharma. For purposes of the loan conversion, Nutra Pharma valued its common stock at a per share price of $0.025.

Item 4.    Purpose of Transaction

The purpose of the March 13, 2008 transaction was to issue compensation to Rik Deitsch for services he rendered to Nutra Pharma.

The purpose of the March 14, 2008 transaction was for Nutra Pharma to eliminate debt which it owed to Rik Deitsch in exchange for shares of its common stock.

Item 5.    Interest in Securities of the Issuer

      As of March 27, 2008, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

      The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

None

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2008


/s/ Rik Deitsch
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Rik Deitsch